SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Sangamo BioSciences, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

800677 10 6

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 800677 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lombard Odier Darier Hentsch & Cie (formerly Lombard Odier & Cie)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,098,644

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,098,644

	8.	Shared Dispositive Power 40,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,138,644

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 4.6%

12.	Type of Reporting Person (See Instructions) PN

Item 1.
	(a)	Name of Issuer Sangamo BioSciences, Inc.
	(b)	Address of Issuer's Principal Executive Offices 501 Canal Boulevard Suite A100 Richmond, CA 94804

Item 2.
	(a)	Name of Person Filing Lombard Odier Darier Hentsch & Cie (formerly Lombard Odier & Cie)
	(b)	Address of Principal Business Office or, if none, Residence 11 rue de la Corraterie, 1204 Geneva, Switzerland
	(c)	Citizenship Switzerland
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 800677 10 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 1,138,644
(b) Percent of class: 4.6%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 1,098,644
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 1,098,644
(iv) Shared power to dispose or to direct the disposition of 40,000

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Of the shares held in the name of Lombard Odier Darier Hentsch & Cie, 1,098,644 shares are held for the benefit of the LODH Immunology Fund which is managed by Lombard Odier Darier Hentsch Fund Managers SA and 40,000 shares are held for the benefit of private or institutional clients.  With respect to the shares held for the benefit of private or institutional clients, such clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares and retain sole voting power with respect to such shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):
Not applicable.
(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2003	February 6, 2003
Date
/s/ Alexandre Meyer	/s/ Tania Plage
Signature
Alexandre Meyer Vice President	Tania Plage Assistant Vice President
Name/Title